Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3484 warren@chapman.com

December 1, 2023

VIA EDGAR CORRESPONDENCE

Samantha Brutlag, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Exchange Traded Concepts Trust

File Nos. 333-156529 and 811-22263

Dear Ms. Brutlag:

This letter responds to your comments regarding the registration statement filed on Form N-1A for Exchange Traded Concepts Trust (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on September 22, 2023 (the “Registration Statement”). The Registration Statement relates to Range Nuclear Renaissance ETF, Range Global Coal ETF, Range Global LNG Ecosystem ETF, and Range Global Offshore Oil Services ETF (the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1

Please provide the Staff each Fund’s ticker symbol and completed fee table and expense example at least one week before the registration statement is effective.

Response to Comment 1

Pursuant to the Staff’s comment, a completed fee table and expense example for each Fund is forth on Exhibits A-D. Additionally, the ticker symbols for each Fund are set forth below.

Range Nuclear Renaissance Index ETF	NUKZ
Range Global Coal Index ETF	COAL
Range Global LNG Ecosystem Index ETF	LNGZ
Range Global Offshore Oil Services Index ETF	OFOS

Comment 2

Please change the name of each Fund or explain to the Staff how the companies that make up the applicable Fund’s 80% test are primarily engaged in the industry represented by that Fund’s name (i.e., as applicable, the nuclear industry, coal industry, liquified natural gas industry, or offshore oil industry). Please provide the Staff the current list of companies in the index and their allocation. Please provide the Staff with a copy of the index methodology.

Response to Comment 2

Pursuant to the Staff’s comment, each Fund’s name has been revised, as set forth below, to include the word “Index” in its name. This inclusion serves to clarify that a Fund will invest at least 80% of their assets in the components of the applicable index in compliance with Rule 35d-1 of the 1940 Act, as set forth below.

Range Nuclear Renaissance Index ETF
Range Global Coal Index ETF
Range Global LNG Ecosystem Index ETF
Range Global Offshore Oil Services Index ETF

The Registrant relies upon the guidance provided by the Securities and Exchange Commission in the Adopting Release to the recently amended Rule 35d-1 of the 1940 Act, as it relates to funds that seek to include the name of the index they track in the name of the fund, the relevant portion of which is set forth below:

We acknowledge that many investors that invest in index funds are seeking exposure to a particular index and that funds will have names that reflect the index that they track. However, terms used in fund names, including index funds, can communicate an investment focus that creates a reasonable expectation among investors that the fund will hold investments that support that focus. While we recognize the practical constraints and potential for investor confusion raised by commenters, we believe permitting index funds not to consider the relationship between the terms in their name and the investment focus such terms convey undermines the investment protection concerns that underlie the names rule and section 35(d). If a fund’s name indicates an investment focus, such as investments in a specified industry, investors reasonably will expect that there is a meaningful nexus between fund's investments and the fund's investment focus—regardless of whether the fund executes its strategy by selecting companies in the specified industry or tracking an index that identifies such companies. As a result, consistent with rule 38a–1, index funds should generally adopt and implement written policies and procedures reasonably designed to ensure that indexes selected by a fund do not have materially misleading or deceptive names themselves.

In connection with this guidance, the Registrant, in compliance with its policies and procedures, has considered the name of each index in the context of each index’s methodology, and determined that the inclusion of the name of the index in each Fund’s name does not make the Fund’s name materially misleading or deceptive under Section 35(d) of the 1940 Act.

Additionally, a current list of the companies in each index, their allocation and a copy of each index methodology has been provided under separate cover.

Comment 3

With respect to each Fund, what percentage of the applicable index consists of companies in the Pure Play category?

Response to Comment 3

Pursuant to the index methodologies that have been provided under separate cover, each index does not seek to allocate a specific percentage of its index weight to companies in the “Pure Play” category. The percentage of index weight allocated to “Pure Play” companies will vary based upon issuer-specific conditions. Nonetheless, the index provider and Registrant have confirmed that a significant portion of each Fund’s holdings will be invested in “Pure Play” companies.

Comment 4

The Registrant notes that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate particular risk disclosure within the list of risks and provides for easier comparison of risks across funds. The Registrant also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, the Registrant respectfully declines to reorder the principal risks at this time.

Response to Comment 4

The Trust notes that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate particular risk disclosure within the list of risks and provides for easier comparison of risks across funds. The Trust also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, the Trust respectfully declines to reorder the principal risks at this time.

Comment 5

With respect to the Range Global LNG Ecosystem ETF, please add disclosure explaining the term “ecosystem” as used in the Fund’s name.

Response to Comment 5

Pursuant to the Staff’s comment, the following disclosure has been added to the first paragraph of the section of the prospectus entitled “Principal Investment Strategies”:

The Index is designed to track the performance of companies that are involved in the liquefied natural gas ecosystem (the “LNG Ecosystem”), which refers to the complex system relating to the various stages of production, exploration, development, transportation, and distribution of liquified natural gas (“LNG Companies”). (emphasis added)

Comment 6

Similarly, with respect to the Range Global Offshore Oil Services ETF, please add disclosure explaining the term “ecosystem” as used in the Fund’s principal investment strategy section.

Response to Comment 6

Pursuant to the Staff’s comment, the following disclosure has been added to the first paragraph of the section of the prospectus entitled “Principal Investment Strategies”:

The Index is designed to track the performance of companies that are involved in the offshore oil services ecosystem (“Offshore Oil Ecosystem”), which refers to the complex system relating to the various stages of production, exploration, development, transportation, and distribution of offshore oil (“Offshore Oil Companies”). (emphasis added)

Comment 7

With respect to the Item 9 principal investment strategies section, please consider bolding the last sentence relating to defensive positions.

Response to Comment 7

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

* * * * * * * * * * * * * * * * * * * * *

Please call me at (312) 845-3484 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren, Esq.

cc:	Richard Malinowski, Esq., Vice President and Secretary of Exchange Listed Funds Trust

Richard Coyle, Esq., Partner, Chapman and Cutler LLP

Exhibit A

Range Nuclear Renaissance Index ETF

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.85%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.85%

1 Based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years
$87	$271

Exhibit B

Range Global Coal Index ETF

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.85%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.85%

1 Based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years
$87	$271

Exhibit C

Range Global LNG Ecosystem Index ETF

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.85%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.85%

1 Based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years
$87	$271

Exhibit D

Range Global Offshore Oil Services Index ETF

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.85%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.85%

1 Based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years
$87	$271